Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1:	Name and Address of Company

Ballard Power Systems Inc. (“Ballard”)

9000 Glenlyon Parkway

Burnaby, British Columbia

V5J 5J8

Item 2:	Date of Material Change

June 23, 2026

Item 3:	News Release

A press release with respect to the material change referred to in this report was issued by Ballard on June 23, 2026 through the facilities of PR Newswire and a copy was subsequently filed under Ballard’s profile on SEDAR+ at www.sedarplus.ca.

Item 4:	Summary of Material Change

On June 23, 2026, Ballard and a wholly-owned subsidiary (“AcquireCo”) entered into a definitive agreement (the “Purchase Agreement”) pursuant to which AcquireCo will acquire all of the issued and outstanding shares of GeoPura Limited (“GeoPura”), a zero-emission hydrogen-based power solutions provider (the “Transaction”).

Pursuant to the terms of the Purchase Agreement, AcquireCo will acquire GeoPura for an upfront equity purchase price of £275.0 million (the “Upfront Consideration”), funded through a combination of £82.5 million in Ballard cash on hand and the issuance of 49,406,560 Ballard common shares (the “Ballard Consideration Shares”) to GeoPura shareholders, at US$5.02 per share, based on Ballard’s 30-day volume-weighted average share price prior to the date of the Purchase Agreement. Ballard will also issue an estimated 1,424,177 rollover restricted share units (the “Rollover RSUs”) subject to customary adjustments and minor changes in accordance with the Purchase Agreement and issued under a new Ballard Restricted Share Unit Plan (and not under Ballard’s Existing Consolidated Share Distribution Plan) in consideration for the release and cancellation of certain GeoPura options held by GeoPura optionholders. The estimated Rollover RSUs represent 1,424,177 Ballard common shares reserved for issuance (the “RSU Shares”), having a deemed issue price per RSU Share of US$5.02 per share, based on Ballard’s 30-day volume-weighted average share price prior to the date of the Purchase Agreement.

In addition to the Upfront Consideration, Ballard will pay contingent consideration of up to £27.5 million (the “Contingent Consideration”) if GeoPura achieves certain specified financial milestones after the closing of the Transaction (“Closing”).

Item 5:1	Full Description of Material Change

On June 23, 2026, Ballard and AcquireCo entered into the Purchase Agreement pursuant to which AcquireCo will acquire all of the issued and outstanding shares of GeoPura.

Pursuant to the terms of the Purchase Agreement, AcquireCo will acquire GeoPura for the Upfront Consideration, funded through a combination of £82.5 million in Ballard cash on hand and the issuance of 49,406,560 Ballard Consideration Shares to GeoPura

shareholders, at US$5.02 per share, based on Ballard’s 30-day volume-weighted average share price prior to the date of the Purchase Agreement. Ballard will also issue an estimated 1,424,177 Rollover RSUs subject to customary adjustments and minor changes in accordance with the Purchase Agreement and issued under a new Ballard Restricted Share Unit Plan (and not under Ballard’s Existing Consolidated Share Distribution Plan) in consideration for the release and cancellation of certain GeoPura options held by GeoPura optionholders. The estimated Rollover RSUs represent 1,424,177 RSU Shares, having a deemed issue price per RSU Share of US$5.02 per share, based on Ballard’s 30-day volume-weighted average share price prior to the date of the Purchase Agreement. The Rollover RSUs are expected to vest twelve (12) months following the following Closing.

In addition to the Upfront Consideration, Ballard will pay the Contingent Consideration if GeoPura achieves certain specified financial milestones after Closing.

Following completion of the Transaction, GeoPura’s founder and Chief Executive Officer, Andrew Cunningham, is expected to assume the role of President of Ballard, reporting to Marty Neese, as Ballard’s Chief Executive Officer. Additionally, Ballard expects to include Andrew Cunningham and Lord Richard Harrington, current Chairman of GeoPura, as nominees to its board of directors, as designated by GeoPura shareholders.

The Transaction has been unanimously approved by the Board of Directors of both Ballard and GeoPura and is subject to customary closing conditions for a transaction of this nature, including UK National Security and Investment Act filing and the approval of the Toronto Stock Exchange for the issuance of the Ballard Consideration Shares. The Transaction is expected to close in the second half of 2026.

Item 5:2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:
Kerry Hillier, Corporate Secretary
Telephone: +1 (604) 454-0900
kerry.hillier@ballard.com

Item 9:	Date of Report

July 3, 2026